Deutsche Bank

Alpha Overlay Securities Linked to the DB Liquid Commodity Index - Mean Reversion™ TR and the DB Commodity Harvest - 10 Index™ USD TR

Commodities ■ Bullish

Indicative Terms as of June 13, 2011

CUSIP:	2515A1 7N 5
Issuer:	Deutsche Bank AG, London Branch
Maturity / Tenor:	13 Months
Basket:	The securities are linked to the performance of three indices, as set forth below (each, a "Basket Index" and, collectively, the "Basket Indices.")

Basket Index	Ticker Symbol
Deutsche Bank Liquid Commodity Index - Mean Reversion™ Total Return (the "**DBLCI Index**")	DBLCMMVL
Deutsche Bank Commodity Harvest - 10 Index™ USD Total Return (the "**Harvest Index**")	DBCMHVEE
Deutsche Bank 3-Month T-Bill Index (the "**T-Bill Index**")	DBTRBL3M

Redemption Amount:	You will receive a cash payment on the Maturity Date or Basket Knock-Out Payment Date, as applicable, per $1,000 face amount of securities, calculated as follows: $1,000 x (Final Basket Level / Initial Basket Level) Your investment will be fully exposed to any depreciation in the DBLCI Index and the Harvest Index, and any appreciation in the T-Bill Index.
Initial Basket Level:	Set equal to 100 on the Trade Date
Basket Level:	100 × (1 + DBLCI Performance + Harvest Performance – T-Bill Performance – Adjustment Factor)
Unadjusted Basket Level:	100 × (1 + DBLCI Performance + Harvest Performance – T-Bill Performance)
Final Basket Level:	The Basket Level, as determined by the Calculation Agent, on the Final Valuation Date, Basket Knock-Out Valuation Date or the applicable trading day, as the case may be
DBLCI Performance:	(Final Reference Level / Initial Reference Level – 1); determined using the Initial Reference Level and relevant Final Reference Level for the DBLCI Index
Harvest Performance:	(Final Reference Level / Initial Reference Level – 1); determined using the Initial Reference Level and relevant Final Reference Level for the Harvest Index
T-Bill Performance:	(Final Reference Level / Initial Reference Level – 1); determined using the Initial Reference Level and relevant Final Reference Level for the T-Bill Index
Initial Reference Level:	The closing level for the respective Basket Index on the Trade Date, subject to adjustment for non-trading days and market disruption events.
Final Reference Level:	The closing level for the respective Basket Index on the Final Valuation Date, Basket Knock-Out Valuation Date or the applicable trading day, as the case may be
Adjustment Factor:	0.01 + 0.02 x Days / 365, where "Days" equals the number of calendar days from, and including, the Trade Date to, but excluding, the Final Valuation Date or the Basket Knock-Out Valuation Date, as applicable
Basket Knock-Out Event:	If the Unadjusted Basket Level is less than 40 on any trading day during the Observation Period (a "Basket Knock-Out Event" and such trading day, the "Basket Knock-Out Date"), the securities will be redeemed by the Issuer for the Redemption Amount calculated as of the trading day following the Basket Knock-Out Date (the "Basket Knock-Out Valuation Date"), with payment made on the date that is five business days after the Basket Knock-Out Valuation Date (the "Basket Knock-Out Payment Date"), *provided that* if a Basket Knock-Out Event occurs on the last day of the Observation Period, the applicable Basket Knock-Out Payment Date will be the Maturity Date.
Observation Period	The period of trading days commencing on (but excluding) the Trade Date to (and including) the second trading day immediately preceding the Final Valuation Date
Discounts and Commissions:	The securities will be sold with an up-front commission or fee of $10.00 per $1,000 Face Amount of securities. In addition, we expect to pay, on a quarterly basis, a portion of the Adjustment Factor in an amount equal to $9.50 per $1,000 Face Amount of securities per annum as a commission to brokerage firms, which may include Deutsche Bank Securities Inc., and their affiliates, whose clients purchase securities in this offering and who continue to hold their securities. For more information see "Supplemental Underwriting Information (Conflicts of Interest)" in the accompanying term sheet No. 1216.
Agent:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas.

Best Case Scenario at Maturity

If the Final Basket Level is greater than the Initial Basket Level, investors will receive 100% of the appreciation of the Basket, as reduced by the Adjustment Factor.

Worst Case Scenario

If a Basket Knock-Out Event occurs at any time during the Observation Period, the securities will be redeemed by the Issuer, and you will lose a significant portion, and may lose all, of your investment in the securities.

Benefits

- Exposure to the combined performance of the DBLCI Index and the Harvest Index in excess of the performance of the T-Bill Index. The DBLCI Index is composed of futures contracts on six commodities and applies a mean reversion adjustment which reduces the weighting of expensive commodities while increasing the weighting of cheap commodities, according to a rule based mechanism. The base index of the Harvest Index (the "Harvest Base Index") takes a long position in the Deutsche Bank Commodity Booster Index – S&P GSCI Light Energy (the "S&P Booster Index") and a short position in the S&P GSCI Light Energy Index ("S&P Light Energy Index"). The S&P Booster Index seeks to outperform the S&P Light Energy Index. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis. The strategy and methodology of each Basket Index is further described in the accompanying term sheet No. 1216.
- 100% participation in the return (positive and negative) of both the DBLCI Index and the Harvest Index, with uncapped upside potential, and in the inverse return (positive or negative) in the T-Bill Index, reduced by the Adjustment Factor.

Risks

- The strategy of the DBLCI Index to adjust the component commodities' weightings may not be successful.The strategy of the Harvest Index to achieve a target volatility in its Base Index may not be successful. The S&P Booster Index may not outperform the S&P Light Energy Index.
- If a Basket Knock-Out Event occurs at any time during the Observation Period, the securities will be redeemed by the Issuer and you will lose a significant portion, and could lose all, of your investment in the securities.
- A commodity hedging disruption event may result in acceleration of the securities, and you may lose a significant portion, and could lose all, of your investment in the securities.
- Commodity prices may change unpredictably.
- An investment in the securities is subject to the credit of the Issuer.

Important Dates

Offering Period: .... June 13, 2011 – June 27, 2011
Trade Date:.. June 27, 2011
Settlement Date:...June 30, 2011
Final Valuation Date: .... July 26, 2012
Maturity Date: .... July 31, 2012 (13 Months)

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-162195
Dated June 13, 2011

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE ▪ NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Return Scenarios at Maturity
Final Basket Level	Percentage Change in Basket	Payment at Maturity (per $1,000 invested)	Return on Securities (%)
200.00	100%	$2,000.00	100.00%
180.00	80%	$1,800.00	80.00%
160.00	60%	$1,600.00	60.00%
140.00	40%	$1,400.00	40.00%
120.00	20%	$1,200.00	20.00%
110.00	10%	$1,100.00	10.00%
105.00	5%	$1,050.00	5.00%
100.00	0%	$1,000.00	0.00%
95.00	-5%	$950.00	-5.00%
90.00	-10%	$900.00	-10.00%
80.00	-20%	$800.00	-20.00%
60.00	-40%	$600.00	-40.00%
40.00	-60%	$400.00	-60.00%

This hypothetical scenario analysis table illustrates the Redemption Amounts per $1,000 face amount of securities, for hypothetical performances of the Basket Level, payable on the Maturity Date.  Hypothetical results are neither an indicator nor a guarantee of future returns. Actual results may vary materially from this analysis. The numbers appearing above have been rounded for ease of analysis.  For purposes of this table and these examples, it is assumed that a Basket Knock-Out Event does not occur. If a Basket Knock-Out Event occurs, you will lose a significant portion, and could lose all, of your investment in the securities. The calculation of the Basket Level includes an Adjustment Factor component. As a result, the performance of the Basket Indices will need to reflect, on a combined basis, a positive performance greater than 3.16% for the return on the securities to be positive.

Selected Risk Factors. An investment in the securities involves significant risks. You should read “Risk Factors” in term sheet No. 1216 for detailed information about the risks listed below.

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your initial investment. The return on the securities at maturity is linked to the performance of the Basket Indices and will depend on whether, and the extent to which, the Final Basket Level is greater than the Initial Basket Level. In addition, as a result of the Adjustment Factor, the performance of the Basket Indices will need to reflect, on a combined basis, a positive performance of at least 3.16% for you to receive your initial investment back at maturity. You will lose some of your initial investment if the Final Basket Level is equal to or less than the Initial Basket Level. Payment of any amount at maturity is subject to our ability to meet our obligations as they become due.

THE PERFORMANCE OF THE T-BILL INDEX MAY REDUCE THE REDEMPTION AMOUNT AT MATURITY OR ON THE BASKET KNOCK-OUT PAYMENT DATE — The payment at maturity or upon a Basket Knock-Out Event may be reduced by the performance of the T-Bill Index if the Final Reference Level of the T-Bill Index is greater than the Initial Reference Level of the T-Bill Index.

COMMODITY HEDGING DISRUPTION AND EARLY REDEMPTION RISK — The Commodity Futures Trading Commission, or CFTC, may impose position limits on certain commodities that restrict our ability to hedge our obligation under the securities, in which case we may, in our sole and absolute discretion, accelerate the payment on the securities and pay you an amount determined by the calculation agent. In addition, if the Unadjusted Basket Level is less than 40 on any trading day during the Observation Period, we will redeem the securities early and the payment on the securities will be accelerated. While the Unadjusted Basket Level will be used to determine whether or not a Basket Knock-Out Event has occurred, the Basket Level (which includes the deduction of the Adjustment Factor) will be used in calculating the Final Basket Level and the Redemption Amount payable on the securities.
You may lose a substantial part of your investment upon the payment acceleration in either scenario above. You may not be able to reinvest your money in a comparable investment.

CREDIT RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.

TRADING BY US OR OUR AFFILIATES IN THE COMMODITIES MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or one or more of our affiliates may hedge our commodity exposure from the securities by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material adverse effect on the commodities prices and consequently have a negative impact on the performance of the Basket Indices, including on the Final Valuation Date, which would affect your payment at maturity. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the securities may decline. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investing in the securities.

STRATEGY RISK – The Harvest Index seeks an enhanced return by achieving a target volatility in its base index.  The Harvest Base Index takes a long position in S&P Booster Index and a short position in S&P Light Energy Index. The S&P Booster Index seeks to outperform the S&P Light Energy Index by adopting an optimum yield rolling strategy. The target volatility strategy and the optimum yield rolling strategy may not be successful. The Harvest Index may fail to achieve the target volatility in its base index.

COMMODITY PRICE MAY CHANGE UNPREDICTABLY — Market prices of the commodity future contracts underlying the DBLCI Index and the Harvest Base Index may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships, weather, trends in agriculture and trade, etc.

THE BASKET INDICES AND THE HARVEST BASE INDEX HAVE LIMITED PERFORMANCE HISTORY — Publication of the DBLCI Index began on February 28, 2003. Publication of the Harvest Index began on October 25, 2008, and publication of its Base Index began on May 11, 2008. Publication of the T-Bill Index began on February 27, 2008. Therefore, the Basket Indices and the Harvest Base Index have limited performance history, and no actual investment that allowed tracking of the performance of any Basket Index or the Harvest Base Index was possible before these respective dates.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity and may adversely affect the price, if any, at which the Issuer or its affiliates may be willing to purchase the securities from you in the secondary market. You should be willing and able to hold your securities to maturity.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVELS OF THE BASKET INDICES OR THE MARKET VALUE OF THE SECURITIES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, which could affect the Basket Level or the value of the securities.

POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities, and being the index sponsor for the Basket Indices and the Harvest Base Index, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

LACK OF LIQUIDITY — There may be little or no secondary market for the securities. The securities will not be listed on any securities exchange and the Issuer and its affiliates, although they may do so, will have no obligation to offer to purchase the securities in the secondary market.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the Basket Level on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet.

See “Risk Factors” in the accompanying term sheet for more information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1216 relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, underlying supplement, term sheet No. 1216 and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

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